

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 13, 2008

Michael Fries
Chief Executive Officer
Liberty Global, Inc.
12300 Liberty Blvd.
Englewood, Colorado 80112

Re:

Form 10-K for the fiscal year ended December 31, 2007
File No. 000-51360

Dear Mr. Fries:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

/s/Larry Spirgel
Assistant Director